Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of the Company

Hut 8 Mining Corp. (the "Company")

130 King Street West, Suite 1800

Toronto, Ontario

M5X 2A2

Item 2	Date of Material Change

February 11, 2022

Item 3	News Release

News release with respect to the material change referred to in this Material Change Report was disseminated by the Company through newswire on February 11, 2022, and subsequently filed under the Company's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On February 11, 2022, the Company announced that it has entered into an at-the-market offering agreement dated February 11, 2022 (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (the “Agent”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”).

Item 5	Full Description of Material Change

Pursuant to the ATM Program, the Company may, at its discretion and from time-to-time during the term of the ATM Agreement, sell, through the Agent, such number of common shares of the Company (“Common Shares”) as would result in aggregate gross proceeds to the Company of up to US$65 million. Sales of Common Shares, if any, through the Agent will be made through “at-the-market” issuances, including without limitation, sales made directly on the Nasdaq Stock Market in the United States at the market price prevailing at the time of each sale. No Common Shares will be offered or sold under the ATM Program on the Toronto Stock Exchange or any other marketplace in Canada. The ATM Program may be terminated, with notice, by either party at any time.

The Company intends to use the net proceeds of the ATM Program, if any, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements). The net proceeds of the ATM Program may also be used to repay indebtedness outstanding from time to time, discretionary capital programs, and potential acquisitions.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this material change report, and may be contacted as follows:

Jaime Leverton, Chief Executive Officer

Telephone: (647) 521-7433

Email: info@hut8mining.com

Item 9	Date of Report

February 21, 2022.